UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated Mai 11, 2006

Commission File Number 1-14838

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: Rhodia's First Quarter 2006 Results

PRESS RELEASE

Paris – May 11, 2006

FIRST QUARTER 2006 RESULTS

RHODIA IN LINE WITH 2006 OBJECTIVES

•

Net Sales* up 9.4% to €1,354 million, compared with a particularly strong first quarter 2005

•

Recurring EBITDA margin of 13.7%; growth in recurring EBITDA** up to €185 million from €170 million in the first quarter 2005

•

Increase in Operating Profit to €81 million from €75 million in the first quarter 2005

•

Positive Net Income from continuing operations of €9 million, versus a €57 million loss in the first quarter 2005

•

Consolidated Net Debt stable at €2.1 billion due to rigorous management of Working Capital Requirement

Summary income statement

In millions of euros	Q1 2005 Restated before the impact of discontinued operations	Q1 2005 after the impact of discontinued operations	Q1 2006 after the impact of discontinued operations	% Variation
Net Sales*	1,316	1,238	1,354	+9.4%
Recurring EBITDA**	163	170	185	+8.8%
Recurring EBITDA margin	12.4%	13.7%	13.7%	-
Operating Profit	58	75	81	+8.0%
Income/(loss) from continuing operations	-	(57)	9	-
Income/(loss) from discontinued operations	-	(17)	(44)	-
Net Income/(loss)	(74)	(74)	(35)	-

1.

Operating performance in line with 2006 objectives

Net Sales* rose 9.4% to €1,354 million in the first three months of 2006, from €1,238 million a year earlier. This increase results from a 2% growth in volumes, a 2% rise in prices as well as a 7% positive currency effect due to the appreciation of the dollar and the Brazilian real against the euro.

Recurring EBITDA** amounted to €185 million for the quarter, up 8.8% compared with a particularly strong first quarter 2005. The recurring EBITDA margin increased from 12.4% before the impact of discontinued operations in the first quarter 2005 to 13.7% primarily reflecting the refocusing of the business portfolio and a solid level of demand over the quarter.

The sharp increase in raw material and energy prices compared to the first quarter 2005 was partially offset by further price increases, for which the full impact is expected in the second quarter 2006.

*

Excluding other revenues

**

Before restructuring, amortization and depreciation, other operating income and expense, and capital gains and losses on divestments

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Operating Profit increased by 8% to €81 million from €75 million in the first quarter 2005.

The Financial Result was a negative €59 million, compared to a negative €124 million in the first quarter 2005 which was impacted by non-recurring items. The reduction in consolidated debt compared to the first quarter 2005 resulted in a decrease in interest expenses.

Net Income from continuing operations amounted to €9 million. Discontinued operations generated a loss of €44 million, reflecting the final impact of the divestment of the pharmaceutical custom synthesis business and particularly the reclassification of the translation reserve. The total Net Loss was
€35 million, compared to a loss of €74 million in the first quarter 2005.

2.

Consolidated Net Debt stable at €2.1 billion

The ratio of Working Capital Requirement to total sales improved to 12.4% versus 15.5% in the first quarter 2005, demonstrating the Group’s ability to manage effectively the seasonal increase in Working Capital Requirement.

Capital Expenditure totaled €66 million in the first quarter.

Free Cash Flow* remained negative at €82 million, from a negative €226 million the year before.

At €2.1 billion, consolidated Net Debt was stable compared with December 31, 2005.

3.

A Group committed to building for the future

Divestment of the pharmaceutical custom synthesis business and the latex operations was completed during the quarter, marking a major new milestone in the strategic refocusing of the business portfolio.

The Group is continuing to expand in businesses in which it holds solid leadership positions. In February 2006, Rhodia Polyamide brought on stream a new engineering plastics facility in Shanghai, which is now operating at full capacity. Recently, the Group announced the construction of a polymerization unit at its production platform in Onsan, South Korea, with start-up scheduled for the end of 2007.

4.

Outlook

In an economic environment still influenced by volatile raw material prices, energy costs and exchange rates, market conditions remain satisfactory in the Group’s various businesses and operating regions.

As a result, Rhodia can confirm its 2006 objectives:

➢ A recurring EBITDA margin of at least 13%

➢ A positive Net Income for 2006

➢ A ratio of Net Debt to recurring EBITDA of less than 2.9 times

Looking further ahead, the Group reaffirms its medium-term objectives:

➢ A recurring EBITDA margin of at least 15%**

➢ A ratio of Net Debt to recurring EBITDA of less than 2.2** times

*

Defined as “net cash from operating activities” minus “purchases of property, plant and equipment” and minus “purchases of other non-current assets”

**

Excluding CO2 credits from CDM projects.

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This press release and a detailed presentation of the Q1 2006 results are available at www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

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Results Fact Sheet: Q1 2006 overview

Income Statement
	Q1 2005	Q1 2006	Variation
Net Sales	1 238	1 354	9,4%
Other revenue	140	162	15,7%
Recurring EBITDA	170	185	8,8%
Recurring EBITDA Margin *	13,7%	13,7%
Depreciation & Amortization	(89)	(93)
Other Gains and Losses	0	(6)
Restructuring Costs	(6)	(5)
Operating Profit	75	81
Financial Results	(124)	(59)
Income tax	(8)	(13)
Income/(loss) from continuing operations	(57)	9
Income/(loss) from discoontinued operations	(17)	(44)
Net Income/(loss)	(74)	(35)
Net Income/(loss) (Group Share)	(72)	(36)
Minority interests	(2)	1

	Net Sales			Recurring EBITDA			Operating Profit
	Q1 2005	Q1 2006	Variation	Q1 2005	Q1 2006	Variation	Q1 2005	Q1 2006
RHODIA	1 238	1 354	9,4%	170	185	8,8%	75	81
POLYAMIDE	465	508	9,2%	80	65	(18,8)%	56	36
ACETOW	92	109	18,5%	23	30	30,4%	15	21
NOVECARE	228	246	7,9%	28	29	3,6%	19	21
SILCEA	195	216	10,8%	26	32	23,1%	11	15
ECO SERVICES	48	56	16,7%	11	14	27,3%	6	7
ORGANICS	228	232	1,8%	18	17	(5,6)%	6	4
ENERGY SERVICES				2	22		(5)	17
CORPORATE & Others	(18)	(13)	(27,8)%	(18)	(24)	33,3%	(33)	(40)

(all figures are in € million after discontinued operations)

2006 Targets	Mid term Targets
Recurring EBITDA margin* > 13%	Recurring EBITDA margin* > 15%**
Positive Net Income	Net Debt / Recurring EBITDA < 2.2x**
Net Debt / Recurring EBITDA < 2.9x

* Calculated as recurring EBITDA / Net Sales

** Excluding CO2 credits from CDM projects

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Results Fact Sheet: Q1 2006 overview

(all figures are in € million after discontinued operations)

POLYAMIDE

•

Q1 2005: a high comparison base with record Ebitda

•

Sustained growth in engineering plastics and nylon intermediates

•

Negative price impact linked to adipic acid but recent improvement especially in Asia

•

Ongoing price rises with significant impact expected in Q2

ACETOW	• Moderate volume growth • Raw material increases compensated by higher prices and lower fixed costs
NOVECARE	• Price increases offset rise in raw material costs • Further fixed cost savings
SILCEA	• Good volumes in all segments • Favourable pricing more than offsets raw material cost increases
ECO SERVICES	• Favorable business conditions
ORGANICS	• Portfolio restructuring delivers further significant fixed cost reduction, but causes lower volumes • Raw material costs largely offset by price increases
ENERGY SERVICES	• Until CER projects operational, focused on optimisation of energy supply • From 2006, electricity, gas & steam sold internally at market price: benefits retained in Energy Services
	Q1 2006	• Strong seasonal cogeneration activity in Q1 2006 • Opportunities seized to optimise energy sourcing

	Net Sales Q1 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q1 2006
RHODIA	1238	(13)	90	27	27	(15)	1354
POLYAMIDE	465	(3)	53	29	(14)	(22)	508
ACETOW	92	0	5	3	7	2	109
NOVECARE	228	(8)	14	0	11	1	246
SILCEA	195	(6)	7	13	6	1	216
ECO SERVICES	48	0	4	(2)	6	0	56
ORGANICS	228	(2)	7	(15)	11	3	232
ENERGY SERVICES
CORPORATE & Others	(18)	6	0	(1)	0	0	(13)

	Recurring EBITDA Q1 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q1 2006	Recurring EBITDA Margin** Q1 2006
RHODIA	170	(2)	13	18	11	(29)	4	185	13,7%
POLYAMIDE	80	(3)	9	10	(34)	10	(7)	65	12,8%
ACETOW	23	1	1	2	9	(8)	2	30	27,5%
NOVECARE	28	(3)	3	(3)	12	(11)	3	29	11,8%
SILCEA	26	(1)	1	6	7	(4)	(3)	32	14,8%
ECO SERVICES	11	1	1	0	5	(2)	(2)	14	25,0%
ORGANICS	18	(3)	1	(9)	12	(14)	12	17	7,3%
ENERGY SERVICES	2	9	0	8	0	0	3	22
CORPORATE & Others	(18)	(3)	(3)	4	0	0	(4)	(24)

   *Including FX transaction effect                ** Calculated as recurring EBITDA / Net Sales

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Results Fact Sheet: Q1 2006 overview

Organisation simplification effective from January 1st 2006
2005 Enterprise results restated to reflect the simplified organisation
Polyamide now includes the solvants business previously included in former Coatis
Organics now includes former Coatis and former RPS enterprises
Energy Services was previously included in Corporate and Others
RHODIA	Q1 2005 in 2006 Enterprise organisation	Q2 2005 in 2006 Enterprise organisation	Q3 2005 in 2006 Enterprise organisation	Q4 2005 in 2006 Enterprise organisation	FY 2005 in 2006 Enterprise organisation
( M € )
Net Sales	1 238	1 309	1 213	1 325	5 085
Recurring EBITDA	170	165	118	142	595
% Sales*	13,7%	12,6%	9,7%	10,7%	11,7%
Operating Profit	75	40	16	-34	97

POLYAMIDE
( M € )
Net Sales	465	487	441	483	1 876
Recurring EBITDA	80	77	52	59	268
% Sales*	17,2%	15,8%	11,8%	12,2%	14,3%
Operating Profit	56	42	23	28	149
ACETOW
( M € )
Net Sales	92	105	104	109	410
Recurring EBITDA	23	27	27	23	100
% Sales*	25,0%	25,7%	26,0%	21,1%	24,4%
Operating Profit	15	18	18	14	65
NOVECARE
( M € )
Net Sales	228	239	226	242	935
Recurring EBITDA	28	28	20	20	96
% Sales*	12,3%	11,7%	8,8%	8,3%	10,3%
Operating Profit	19	20	4	10	53
SILCEA
( M € )
Net Sales	195	211	203	201	810
Recurring EBITDA	26	25	24	27	102
% Sales*	13,3%	11,8%	11,8%	13,4%	12,6%
Operating Profit	11	4	0	5	20
ECO SERVICES
( M € )
Net Sales	48	55	55	51	209
Recurring EBITDA	11	18	18	10	57
% Sales*	22,9%	32,7%	32,7%	19,6%	27,3%
Operating Profit	6	12	13	5	36
ORGANICS
( M € )
Net Sales	228	225	205	254	912
Recurring EBITDA	18	8	(3)	11	34
% Sales*	7,9%	3,6%	(1,5)%	4,3%	3,7%
Operating Profit	6	(6)	3	(26)	(23)
ENERGY SERVICES
( M € )
Recurring EBITDA	2	7	1	15	25
Operating Profit	(5)	5	1	12	13
CORPORATE & OTHERS
( M € )
Sales & intercompany sales eliminations	(18)	(13)	(21)	(15)	(67)
Recurring EBITDA	(18)	(25)	(21)	(23)	(87)
Operating Profit	(33)	(55)	(46)	(82)	(216)

* Calculated as recurring EBITDA / Net Sales

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Consolidated income statements

(in millions of euros)	March 31 2006	March 31 2005
Net sales	1 354	1 238
Other revenue	162	140
Cost of sales	(1 254)	(1 134)
Administrative and selling expenses	(141)	(133)
Research and development expenses	(29)	(31)
Restructuring costs	(5)	(6)
Goodwill impairment	0	0
Other operating income/(expenses)	(6)	0
Operating profit/(loss)	81	75
Financial income	37	33
Finance costs	(97)	(126)
Foreign exchange gains/(losses)	1	(31)
Share of profit/(losses) of associates	0	0
Loss before income tax	22	(49)
Income tax expense	(13)	(8)
Loss from continuing operations	9	(57)
Loss from discontinued operations	(44)	(17)
Net loss	(35)	(74)
Attributable to:
Equity holders of Rhodia SA	(36)	(72)
Minority interests	1	(2)
Loss per share from continuing operations (in euro) – basic and diluted	0.01	(0.09)
Weighted average number of shares before and after dilution	1 176 716 541	627 582 158
Loss per share from discontinued operations (in euro) – basic and diluted	(0.03)	(0.11)
Weighted average number of shares before and after dilution	1 176 716 541	627 582 158

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Consolidated balance sheets

Assets
(in millions of euros)	March 31 2006	December 31 2005
Property, plant & equipment	2 088	2 135
Goodwill	239	244
Other intangible assets	196	154
Investments in associates	4	4
Other non-current financial assets	162	164
Deferred tax assets	87	83
Non-current assets	2 776	2 784
Inventories	644	630
Income tax receivable	16	20
Trade and other receivables	1193	1 188
Derivative financial instruments	30	42
Other current financial assets	6	5
Cash and cash equivalents	455	920
Assets classified as held for sale	16	57
Current assets	2 360	2 862
TOTAL ASSETS	5 136	5 646

8/10

Liabilities and shareholders’ equity
(in millions of euros)	March 31 2006	December 31 2005
Share capital	1 177	1 177
Additional paid-in capital	570	570
Other reserves	180	141
Deficit	(2 604)	(2 580)
Equity attributable to equity holders of Rhodia SA	(677)	(692)
Minority interests	30	26
Total equity	(647)	(666)
Borrowings	1 971	1 975
Retirement benefits and similar obligations	1 267	1 269
Provisions	311	297
Deferred tax liabilities	37	34
Other non-current liabilities	83	46
Non-current liabilities	3 669	3 621
Borrowings	597	1 039
Derivative financial instruments	8	14
Retirement benefits and similar obligations	70	81
Provisions	185	204
Income tax payable	32	31
Trade and other payables	1 167	1 271
Liabilities associated with assets classified as held for sale	55	51
Current liabilities	2 114	2 691
TOTAL EQUITY AND LIABILITIES	5 136	5 646

9/10

Consolidated statements of cash flows

(in millions of euros)	March 31 2006	March 31 2005
Net loss (Group Share)	(36)	(72)
Adjustments for :
Depreciation, amortization and impairment of long-term assets	94	94
Net increase/(decrease) in provisions and employee benefits	(22)	(15)
Net increase/(decrease) in financial provisions	42	25
Share of profit/(loss) of associates
Dividends received from associates
Other income and expense	(1)	(6)
Gain/(loss) on disposal of non-current assets	22	(2)
Income tax expense/(income)	3	(5)
Foreign exchange losses/(gains)	(19)	32
Cash flow from operating activities before changes in working capital	83	51
Changes in working capital
- (Increase)/decrease in inventories and work in progress	(13)	(41)
- (Increase)/decrease in trade and other receivables	(15)	(107)
- Increase/(decrease) in trade and other payables	(60)	(53)
- Increase/(decrease) in other current assets and liabilities	(11)	(18)
Net cash from operating activities	(16)	(168)
Purchases of property, plant and equipment	(57)	(53)
Purchases of other non-current assets	(9)	(5)
Proceeds on disposal of non-current assets	41	24
(Purchases of)/repayments of loans and financial investments	2	(16)
Net cash (used by) / from investing activities	(23)	(50)
Proceeds from issue of shares, net of costs
Dividends paid
New long-term borrowings, net of costs	5	704
Repayments of non-current borrowings, net of costs	(496)	(522)
Net increase/(decrease) in current borrowings	62	(68)
Net cash (used by) / from financing activities	(429)	114
Effect of foreign exchange rate changes	3	8
Net increase/(decrease) in cash and cash equivalents	(465)	(96)
Cash and cash equivalents at the beginning of the year	920	612
Cash and cash equivalents at the end of the year	455	516

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHODIA
(Registrant)

Date: May 11, 2006	By	/s/	Pascal Bouchiat
		Name:	Pascal Bouchiat
		Title:	Senior Vice President and Chief Financial Officer